

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Carl L. G. Hansen, Ph.D.
Chief Executive Officer
AbCellera Biologics Inc.
2215 Yukon Street
Vancouver, BC V5Y 0A1

> **Re:** **AbCellera Biologics Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.2 – 10.7**
> **Submitted October 6, 2020**
> **CIK No. 0001703057**

Dear Dr. Hansen:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance